SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106

(CUSIP Number)

La Bella Holdings LLC

c/o GO7 Brands LLC

400 Plaza Drive, 1st Floor

Secaucus, New Jersey 07094

Attn: Richard Thompson, Principal

with a copy to:

Frederick Tanne

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

March 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) La Bella Holdings LLC I.R.S. Identification No. 20-8910866

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000,000 (See Note 1)

	8	Shared Voting Power

	9	Sole Dispositive Power 1,000,000 (See Note 1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.289% (See Note 2)

14	Type of Reporting Person (See Instructions) IV

Note 1: Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated based on 10,764,932 shares of common stock outstanding as of March 10, 2010.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Kelso Investment Associates VII, L.P I.R.S. Identification No. 01-0805257

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000,000 (See Note 1)

	8	Shared Voting Power

	9	Sole Dispositive Power 1,000,000 (See Note 1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.289% (See Note 2)

14	Type of Reporting Person (See Instructions) PN

Note 1: Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated based on 10,764,932 shares of common stock outstanding as of March 10, 2010.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) KEP VI, LLC I.R.S. Identification No. 13-4003575

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000,000 (See Note 1)

	8	Shared Voting Power

	9	Sole Dispositive Power 1,000,000 (See Note 1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.289% (See Note 2)

14	Type of Reporting Person (See Instructions) OO

Note 1: Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated based on 10,764,932 shares of common stock outstanding as of March 10, 2010.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) GO7 Brands LLC I.R.S. Identification No. 20-4857811

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000,000 (See Note 1)

	8	Shared Voting Power

	9	Sole Dispositive Power 1,000,000 (See Note 1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.289% (See Note 2)

14	Type of Reporting Person (See Instructions) IV

Note 1: Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated based on 10,764,932 shares of common stock outstanding as of March 10, 2010.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Kelso GP VII, LLC I.R.S. Identification No. 01-0805248

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000,000 (See Note 1)

	8	Shared Voting Power

	9	Sole Dispositive Power 1,000,000 (See Note 1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.289% (See Note 2)

14	Type of Reporting Person (See Instructions) OO

Note 1: Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated based on 10,764,932 shares of common stock outstanding as of March 10, 2010.

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Kelso GP VII, L.P. I.R.S. Identification No. 01-0805251

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000,000 (See Note 1)

	8	Shared Voting Power

	9	Sole Dispositive Power 1,000,000 (See Note 1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.289% (See Note 2)

14	Type of Reporting Person (See Instructions) PN

Note 1: Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Stock Purchase Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated based on 10,764,932 shares of common stock outstanding as of March 10, 2010.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on May 18, 2007 (the “Schedule 13D”), and is being filed on behalf of La Bella Holdings LLC, a Delaware limited liability company (the “Reporting Person” or “LBH”), Kelso Investment Associates VII, L.P., a Delaware limited partnership (“Kelso VII”), Kelso GP VII, L.P, a Delaware limited partnership (“Kelso GP LP”), Kelso GP VII, LLC, a Delaware limited liability company (“Kelso GP LLC”), KEP VI, LLC, a Delaware limited liability company (“KEP” and, together with Kelso VII, Kelso GP LP and Kelso GP LLC , the “Kelso Entities”), and GO7 Brands LLC, a Delaware limited liability company (“GO7” and together with the Kelso Entities, the “Covered Persons”).  This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Dakota Growers Pasta Company, Inc., a North Dakota corporation (“Dakota Growers”).

Unless set forth below, all previous Items are unchanged, and capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end of the discussion:

Support Agreement

LBH, Agricore United Holdings Inc., a Delaware corporation (“Parent”), and Bluebird Acquisition Corporation, a North Dakota corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into a Tender and Support Agreement, dated as of March 10, 2010 (the “Support Agreement”).  The Support Agreement provides that, among other things, LBH has agreed, on the terms and subject to the conditions set forth therein, to: (i) vote all of the Common Stock owned by LBH in favor of the Merger (as defined in that certain Agreement and Plan of Merger, dated as of March 10, 2010, by and between Parent, Merger Sub and Dakota Growers (the “Merger Agreement”)) and each of the other actions contemplated by the Merger Agreement; (ii) vote against any (A) merger or merger agreement (other than the Merger or the Merger Agreement), sale of assets or other transactions by Dakota Growers, (B) amendment of the Dakota Growers’ organizational documents that would frustrate the transactions contemplated in the Merger Agreement or (C) action that would result in a breach of any representation, warranty or covenant of Dakota Growers under the Merger Agreement; and (iii) tender its shares of Common Stock within 10 business days of the commencement of the Offer (as defined in the Merger Agreement).

The Support Agreement terminates upon the earliest to occur of: (i) the consummation of the Merger; (ii) the termination of the Merger Agreement; and (iii) Parent changing the terms of the Merger Agreement in certain ways that are disadvantageous to LBH, including decreasing the Common Offer Price and Series D Offer Price (each as defined in the Merger Agreement).  The Support Agreement also provides that the obligations contained therein shall not require LBH or affiliated persons (including Richard Thompson with respect to LBH) to take or in any way limit any action such person may take in order to satisfy such person’s fiduciary duties (as determined in good faith by such person after consultation with legal counsel) as a director of Dakota Growers, including by taking any action with respect to an Acquisition Proposal (as defined in the Merger Agreement) that is permitted under the no-solicitation provision of the Merger Agreement.

A copy of the Support Agreement is filed as Exhibit 4 hereto.  The Support Agreement is incorporated herein by reference and the foregoing summary of the Support Agreement is qualified in its entirety by reference thereto.  This Amendment does not purport to amend, qualify or in any way modify such agreement.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(a)           The aggregate percentage of the Common Stock reported owned by the Reporting Person named herein is based upon 10,764,932 shares of Common Stock outstanding as of March 10, 2010 (as provided by Dakota Growers and, including the 1,000,000 shares of Common Stock to which this Schedule 13D relates).

As of the close of business on March 11, 2010, the Reporting Person owns 1,000,000 shares of Common Stock, constituting approximately 9.289% of the shares of Common Stock outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

As described in Item 4 hereto, LBH, Parent, and Merger Sub have entered into the Support Agreement.  The information set forth in Item 4 with respect to the Support Agreement is incorporated into this Item 6 by reference.

Item 7.  Material to be filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 4	Tender and Support Agreement, dated as of March 10, 2010, by and between La Bella Holdings LLC, Agricore United Holdings Inc. and Bluebird Acquisition Corporation.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2010

LA BELLA HOLDINGS LLC

By:	/s/ Richard Thompson
Name: Richard Thompson
Title: Chief Executive Officer

KELSO INVESTMENT ASSOCIATES VII, L.P.
By: KELSO GP VII, L.P., its general partner
By: KELSO GP VII, LLC, its general partner

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Managing Member

KELSO GP VII, L.P.
By: KELSO GP VII, LLC, its general partner

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Managing Member

KELSO GP VII, LLC

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Managing Member

KEP VI, LLC

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Managing Member

GO 7 BRANDS LLC

By:	/s/ Richard Thompson
Name: Richard Thompson
Title: Managing Member